[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 24, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Dorine Miller, Financial Analyst

     Craig Slivka, Special Counsel

RE:          Berry Plastics Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed June 7, 2010
File No. 333-166530

Dear Ms. Miller and Mr. Slivka:

On behalf of our client, Berry Plastics Corporation (the “Company”), please find below the responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter of June 21, 2010 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on June 7, 2010 (File No. 333-166530) (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.  Capitalized terms used but not defined herein have the meaning ascribed to them in the Registration Statement

Supplemental Letter

1.
The letter does not appear to state that with respect to broker-dea1ers participating in the exchange offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Securities.

The Company has revised the Supplemental Letter and the form of Letter of Transmittal in response to the Staff’s comment.  A copy of the revised letter and form of Letter of Transmittal have been provided with Amendment No. 2.

 W/1639539v3

Securities and Exchange Commission
June 24, 2010

Legal Opinion

2.
Please remove the assumptions related to the guarantors in the third paragraph on page one beginning with the sentence “We have also assumed the valid authorization, execution and delivery of each of the Transaction Documents by each party thereto other than the Company. . .”

We have revised the opinion to remove the assumptions related to the guarantors previously contained in the third paragraph of the opinion.

3.	Please remove the qualification in subparagraph (iii) in the second paragraph on page 2 of the opinion.

We respectfully advise the Staff that we believe the qualification set forth in subparagraph (iii) in the second paragraph on page 2 of the opinion is necessary and proper.  The Registered Notes to be issued in connection with the Exchange Offer will not be executed, authenticated, issued or delivered until such time as this Registration Statement has been declared effective and the exchange offer period as described in the Registration Statement has expired.  Because the due execution, authentication, issuance and delivery by the Company of the Exchange Notes in accordance with the terms of the Indenture are necessary prerequisites to the validity and binding-nature of the obligations of the Exchange Notes and related Guarantees, but such events have not yet occurred, we believe it is proper to condition the opinion on the occurrence of such events.

4.	Supplementally, please explain the purpose of the qualifications in subparagraph (a) on page 2 of the opinion.

We supplementally advise the Staff that the purpose of the qualification set forth in subparagraph (a) on page 2 of the opinion is to address the fact that, under New York law (the law governing the Indenture pursuant to which the Registered Notes were issued), parties to a contract are bound by an implied covenant of good faith and fair dealing.1 Because the application of this implied covenant cannot be reasonably foreseen, we believe it is appropriate to take into account when opining on the validity and binding nature of contractual obligations under New York law.

*           *           *           *

1 See generally, Glen Banks, New York Contact Law § 11:16 (2006) (“All contracts have an implied covenant of good faith and fair dealing in the course of performance.”).

Securities and Exchange Commission
June 24, 2010

Please contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

Wachtell, Lipton, Rosen & Katz

cc:           Ira G. Boots, Chief Executive Officer, Berry Plastics
Jeff Thompson, General Counsel, Berry Plastics
Mark Miles, Executive Vice President